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                              September 20, 2023

       Sheldon Bruha
       Chief Financial Officer
       Millicom International Cellular S.A.
       2, Rue du Fort Bourbon
       L-1249 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Millicom
International Cellular S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-38763

       Dear Sheldon Bruha:

              We have reviewed your August 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 18. Financial Statements
       Consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, page
       F-5

   1. We note your response to comment 1 and specifically how you define Cost of Sales, noting that it does not
include depreciation, amortization or any indirect cost of services necessary to generate
revenue. Please tell us in more detail about, and the amount of, depreciation,
amortization and indirect costs of services that were necessary to generate revenue in the periods
presented. We note your reference to paragraph 15 of IAS 1 and the concepts of fair
presentation and faithful representation. Please refer to paragraphs
                                                        2.12 to 2.14 of the
IFRS Conceptual Framework for Financial Reporting, which indicates
 Sheldon Bruha
Millicom International Cellular S.A.
September 20, 2023
Page 2
         that information must faithfully represent the substance of what it purports to represent and that a faithful representation is, to the maximum extent possible, complete, neutral and free from error. Please tell us how you considered the concept of completeness when
         presenting a measure of    Gross Profit    that excludes certain costs
required or necessary to
         generate revenue. Tell us if you considered revising the title of
Gross Profit    to provide
         an indication to your investors that it excludes certain costs and/or if you have considered
         the presentation of an additional subtotal of    Gross Profit    that
includes all costs
         necessary to generate revenue.
Note B.3. Segmental information, page F-36

2. We note your response to prior comment 2. Please address the following:

                Provide us with additional details about your management structure and how your company is organized, including an organizational chart. In your response, identify and expand on your description of country General Managers and country Chief
              Financial Officers, their roles and responsibilities, and tell us who they report to.
              Also, indicate the individual or individuals responsible for the Honduras joint venture.
                Describe the key operating decisions within your business and who makes these decisions.
                Describe in further detail how you concluded your CEO and the Executive Team members as a group are the CODM. As part of your response, tell us how resource allocation decisions are made by the group.
                Your response states the yearly budgeting process follows a similar approach to the monthly finance calls by operating country usually with the CEO, COO, and local
              General Managers and CFOs where monthly performance is discussed. Please expand on your discussion of the budgeting process. Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget. Ensure your response includes a detailed discussion of the budgeting process by country and for the Honduras joint venture.
                More fully describe how country General Managers are compensated, including whether and the extent to which their compensation is based on the financial performance of the country they are responsible for.
3. We note your CODM reviews monthly financial performance for every country and has access to granular information on a country-by-country basis. Tell us in detail what consolidated and disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, also tell us what financial
FirstName LastNameSheldon Bruha
       information the CODM receives about the Honduras joint venture, including whether the
Comapany    NameMillicom
       corresponding        International
                       amount             Cellularincome
                               of equity method     S.A. or loss is provided.
Finally, tell us what
       disaggregated
September             financial
            20, 2023 Page  2 information is provided to the Board of Directors.
FirstName LastName
 Sheldon Bruha
FirstName LastNameSheldon
Millicom International CellularBruha
                                S.A.
Comapany 20,
September  NameMillicom
              2023         International Cellular S.A.
September
Page 3    20, 2023 Page 3
FirstName LastName
4. You indicate in your response that there is a capital budgeting and approval process through which the CODM reviews and allocates CAPEX investments portfolio across the
         Group Segment. Please describe this process in further detail, including additional discussion of your statement that CAPEX allocation between countries might be changed during the year and done at the expense of certain individual operations to the benefit of others.
5. You state in your response to prior comment 2 that the CODM reviews monthly financial performance for every country, the COO and local Managers discuss performance upon operating countries submitting monthly reporting, that the operating country and usually the CEO, COO and local General Managers and CFOs discuss monthly performance, and that the same approach is followed for the purpose of the yearly budget process. Please provide us your analysis as to whether each of the countries meet each of the characteristics of an operating segment in IFRS 8.5(a) through (c). Similarly, please provide us with your analysis of whether the Honduras joint venture meets the characteristics of an operating segment.
6.       We continue to consider your responses to prior comments 4 and 5.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Savadore Escalon